Exhibit 99.1

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News release…

Date: 21 July 2004
Ref: PR379q

Second quarter operations review

OVERVIEW

•	Production of Rio Tinto’s principal commodities increased in the second quarter compared with the first quarter.

•	Production benefited from increased output from new projects at Diavik (diamonds), Eastern Range (iron ore), Hail Creek (coking coal) and Escondida (copper).

•	Output from the Grasberg mine increased as mining returned to the higher grade areas of the open pit towards the end of April. The recovery process is progressing well.

•	Production from the Western Australian iron ore operations essentially returned to normal following the protracted effects on both volumes and costs of tropical cyclone Monty.

•	Following the introduction of a port rationing agreement, the ship queue at Newcastle (NSW), which had reached over 50 vessels, fell progressively to around 12 by the end of June.

•	Asset disposals in the first half of the year generated proceeds of over $1 billion. The sales of Somincor and Zinkgruvan were completed in the second quarter.

All figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Hamersley	18,433	6%	17%	34,248	5%
Robe River	7,110	22%	31%	12,557	8%
IOC	2,199	3%	12%	4,169	6%

Demand remained strong across the product range and in all markets. In June, new long term agreements with leading Chinese Steel mills for the sale of 40 million tonnes per annum of iron ore were announced. These agreements, together with the Nippon Steel and the Shanghai Baosteel Group arrangements announced earlier in the year, underpin Rio Tinto’s expansion of port, rail and mine capacity that will be completed at the end of 2005.

Hamersley
Hamersley’s first half shipments were in line with those of the first half of 2003. Production in the second quarter continued to be affected by the after effects of tropical cyclone Monty, which hit the Pilbara in early March and severely disrupted operations in the first quarter. Operations had essentially returned to normal by the end of April but Tom Price remained flood affected late into the second quarter, adversely affecting volumes, product mix and costs. Material movement and maintenance activity increased during the period in preparation for volume growth.

The new Eastern Range mine was officially opened in mid-April and shipped its first product in the second quarter.

Robe River
Production from Pannawonica was also affected by flooding associated with tropical cyclone Monty. Although production levels returned to normal relatively quickly, product quality was affected for a prolonged period.

The West Angelas mine reached its design capacity of 20 million tonnes per annum in the first quarter, two years ahead of schedule. Mine production in the second quarter continued at that rate.

ENERGY

US Thermal Coal

Rio Tinto share of production (000 tonnes)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Kennecott Energy	28,861	7%	5%	56,264	7%

Volume increases largely reflect higher output from the Jacob’s Ranch mine and strong demand for the higher Btu coals of Colowyo and Spring Creek. Work continued on lowering the high wall at Cordero Rojo to alleviate the stability issues that have affected production over the last two years. There were no such incidents in the first half of 2004.

Second Quarter 2004 Operations Review	Page 2

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Australian Coal

Rio Tinto share of production (000 tonnes)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Rio Tinto Coal Australia
Hard coking coal	2,101	358%	75%	3,301	300%
Other coal	4,160	6%	5%	8,116	3%

Coal & Allied
Other coal	4,437	19%	33%	7,769	0%

Other coal includes thermal, semi-soft and semi-hard coking coal

The market for thermal coal strengthened during the first half of the year and the benefits of rising prices will flow through progressively in the second half of the year. The market for coking coal, into which Rio Tinto is introducing production from the new Hail Creek mine, was also strong.

Rio Tinto Coal Australia
The ramp up of the new Hail Creek coking coal mine continued. Design capacity rates of 5.5 million tonnes per annum have already been achieved but not yet on a consistent basis. The study of a capacity expansion to eight million tonnes is nearing completion. The proportion of coking coal from the Kestrel mine has increased since mining has commenced in the new 300 series area.

Blair Athol shipments were constrained for a period of seven weeks in February and March due to the failure of a reclaimer at the independently managed Dalrymple Bay Coal Terminal. Throughput returned to close to normal from the beginning of April.

Coal & Allied
Second quarter production from all mines improved over the first quarter which was weather affected.

Following the implementation of a port-rationing agreement, the queue of ships at the port of Newcastle (NSW) reduced progressively during the second quarter. The queue, which had reached over 50 vessels and averaged 40 vessels in the first quarter, had fallen to around 12 by the end of June. As a consequence, demurrage charges fell as the quarter progressed.

Coal & Allied was brought under unified management with Rio Tinto Coal Australia with effect from 1 February 2004. In addition, Mount Thorley and Warkworth mines have been managed as one operation since late January 2004. Both these organisational changes are aimed at improving operational efficiency and reducing costs.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Borates	141	–2%	5%	275	–3%
Titanium dioxide feedstock	291	–9%	1%	577	–5%

First half borates production was marginally below the first half of last year due to the of scheduled maintenance. Demand continued to be strong for boric acid.

Second Quarter 2004 Operations Review	Page 3

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Rio Tinto Iron & Titanium continued to produce conventional slag at below capacity in line with market demand, whereas production of the high purity upgraded slag (UGS) was at capacity. Expansion of the UGS plant to 325,000 tonnes per annum is on schedule for start up in early 2005.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Rio Tinto Aluminium
Bauxite	3,331	3%	11%	6,339	2%
Alumina	517	4%	1%	1,030	4%
Aluminium	207.0	4%	–1%	417.1	4%

Improved power availability in New Zealand and process stability at the Boyne Island smelters contributed to higher aluminium production compared to the first half of 2003. The timing of scheduled maintenance at NZAS and unplanned equipment downtime at Bell Bay from June resulted in second quarter aluminium production marginally below that of the first quarter. Production from both alumina refineries reflected good production flows and process stability. Bauxite production improved over the weather affected first quarter and was at a record level

COPPER

Rio Tinto share of production

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Kennecott Utah Copper
Mined copper (000 tonnes)	64.0	–6%	2%	126.5	–5%
Refined copper (000 tonnes)	61.7	60%	2%	122.0	15%
Mined gold (000 ozs)	63	–18%	–17%	139	–9%
Refined gold (000 ozs)	77	18%	–5%	158	–2%

Escondida
Mined copper (000 tonnes)	99.1	24%	18%	182.9	19%

Grasberg JV
Mined copper (000 tonnes)	9.3	–73%	67%	14.8	–78%
Mined gold (000 ozs)	19	–92%	210%	25	–94%

Kennecott Utah Copper
Since the final quarter of 2003, ore produced from the Bingham Canyon mine has contained high arsenic levels which affect smelter and molybdenum circuit efficiency. In addition, as in 2003, production of gold and silver continue to be affected by lower grades. Second quarter 2004 anode production was affected by a ten day smelter shut down for scheduled maintenance. Anode production in the first half of 2003 was adversely affected by an acid plant failure.

Escondida
Production from Escondida has increased following the previously announced return to its normal mine plan from the beginning of the year. Problems with water recovery, which constrained production in the first quarter, have been resolved.

Second Quarter 2004 Operations Review	Page 4

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Grasberg
First half production of both copper and gold from the Grasberg mine was significantly below preceding periods as a consequence of the material slippage in the fourth quarter of 2003. In the first quarter of 2004, efforts were directed to accelerating the removal of waste material to restore safe access to the open pit. Mining activities in the high grade areas of the pit resumed in the second quarter.

Rio Tinto’s share of production is based on a preliminary allocation of volumes between the joint venture partners, Rio Tinto and Freeport. This allocation will not be finalised until full production has been restored.

Other copper operations
First half production at Palabora remained below target. The underground block cave project is becoming more productive as fragmentation is improving and more fine material is being drawn into the drawpoints. Secondary breaking of the oversized material remained a constraint on production in the quarter. Additional equipment was delivered in the second quarter. Production was also affected by heavy rain.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q2 04	vs Q2 03	vs Q1 04	H1 04	vs H1 03
Argyle	2,669	–56%	–26%	6,282	–51%
Diavik	1,364	166%	48%	2,286	201%

Tight mining conditions at Argyle, as a result of the deepening open pit, limited mine production throughout the first half of the year. Ore processed consisted of lower grade ore from the open pit supplemented by lower grade ore from stockpiles.

Diavik continues to perform extremely well. The second quarter produced record volumes as the process plant comfortably exceeded design throughput on a consistent basis. Grades improved but will continue to reflect the processing of mud rich material that surrounds the kimberlite proper for the remainder of the year.

Construction of a small scale diamond mine and plant at Murowa continued in the second quarter. First production is expected in the second half of 2004.

Second Quarter 2004 Operations Review	Page 5

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EXPLORATION AND EVALUATION

Total pre-tax expenditure on exploration charged to the profit and loss account for the first half of 2004 was $72 million compared with $64 million in the first half of 2003.

Exploration drilling continued on copper porphyry targets in Peru, Turkey and Mexico. Diamond exploration continued in India, Canada, Botswana and Brazil. Iron ore exploration continued in the Pilbara (Western Australia) and at Simandou (Guinea) where the order of magnitude study continued.

In the first quarter, responsibility for Eagle (nickel/copper, USA) and Dashkasan (gold, Iran) was transferred to the Copper group and Technology group respectively for the next stage of evaluation. The pre-feasibility study at Resolution (copper, USA) continues. At the Potasio Rio Colorado potash project in Argentina a high density three dimensional seismic survey has been completed and a resource drilling programme is being carried out to expand the known resource. Pilot solution mining will begin in the second half. In the second quarter, an in principle agreement was reached with Chariot Resources over the sale of a copper resource at Marcona in Peru.

ASSET DISPOSALS

The improvement in market conditions created a number of opportunities to divest non-core assets. Proceeds from asset disposals in the first half was over $1 billion. The sales of Zinkgruvan (zinc, Sweden), Rio Tinto’s 49 per cent interest in Somincor (copper/tin, Portugal) and four per cent interest in Boke (bauxite, Guinea) were completed in the second quarter. The restructure of Rio Tinto Zimbabwe, as a result of which Rio Tinto will hold its interest in the Murowa diamond project directly but cease to be an ordinary shareholder of Rio Tinto Zimbabwe, was completed on 8 July 2004.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Second Quarter 2004 Operations Review	Page 6

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		HALF YEAR		% CHANGE

		2003	2004	2004	2003	2004	Q204	Q2 04	H1 04
		Q2	Q1	Q2	1H	1H	vs	vs	vs
Principal Commodities							Q1 04	Q2 03	H1 03

Alumina	('000 t)	495	514	517	988	1,030	1%	4%	4%
Aluminium	('000 t)	198.5	210.1	207.0	401.2	417.1	–1%	4%	4%
Borates	('000 t)	143	134	141	282	275	5%	–2%	–3%
Coal - hard coking coal	('000 t)	459	1,200	2,101	825	3,301	75%	358%	300%
Coal - other Australian/Indonesian	('000 t)	9,991	7,287	8,597	20,099	15,885	18%	–14%	–21%
Coal - US	('000 t)	26,944	27,403	28,861	52,368	56,264	5%	7%	7%
Copper - mined	('000 t)	231.6	180.0	193.4	462.8	373.4	7%	–16%	–19%
Copper - refined	('000 t)	69.2	87.4	81.6	165.2	169.0	–7%	18%	2%
Diamonds	('000 cts)	6,560	4,534	4,033	13,716	8,568	–11%	–39%	–38%
Gold - mined	('000 ozs)	765	381	374	1,530	755	–2%	–51%	–51%
Gold - refined	('000 ozs)	65	81	77	161	158	–5%	18%	–2%
Iron ore	('000 t)	25,623	23,499	28,048	48,790	51,547	19%	9%	6%
Titanium dioxide feedstock	('000 t)	319	287	291	608	577	1%	–9%	–5%

Other Metals & Minerals

Bauxite	('000 t)	3,236	3,008	3,331	6,194	6,339	11%	3%	2%
Lead - mined	('000 t)	11.5	10.3	8.1	21.4	18.4	–21%	–29%	–14%
Molybdenum	('000 t)	1.1	1.6	0.9	2.3	2.5	–42%	–16%	10%
Nickel - refined	(tonnes)	830	971	648	1,434	1,619	–33%	–22%	13%
Salt	('000 t)	1,124	1,133	1,257	2,094	2,390	11%	12%	14%
Silver - mined	('000 ozs)	4,410	3,766	3,465	8,370	7,230	–8%	–21%	–14%
Silver - refined	('000 ozs)	644	778	768	1,619	1,546	–1%	19%	–5%
Talc	('000 t)	328	356	361	686	717	1%	10%	4%
Tin	(tonnes)	23	21	38	23	59	76%	63%	155%
Uranium	(tonnes)	1,484	1,431	1,357	2,357	2,788	–5%	–9%	18%
Zinc - mined	('000 t)	29.0	29.9	21.5	55.8	51.4	–28%	–26%	–8%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Second Quarter 2004 Operations Review	Page 7

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RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

ALUMINA
Production ('000 tonnes)
Eurallumina	56%	136	150	148	145	144	276	289
Queensland Alumina	39%	358	350	378	368	373	712	741

Rio Tinto total alumina production		495	500	526	514	517	988	1,030

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.3	18.3	19.0	18.3	18.2	36.6	36.5
Bell Bay	100%	41.8	42.3	41.9	41.8	40.8	82.5	82.6
Boyne Island	59%	75.7	76.9	80.9	80.5	79.7	153.4	160.2
Tiwai Point	79%	62.7	67.5	70.2	69.5	68.3	128.8	137.8

Rio Tinto total aluminium production		198.5	204.9	211.9	210.1	207.0	401.2	417.1

BAUXITE
Production ('000 tonnes)
Boké (a)	0%	179	123	58	121	58	236	179
Weipa	100%	3,057	2,895	3,045	2,887	3,273	5,958	6,160

Rio Tinto total bauxite production		3,236	3,018	3,103	3,008	3,331	6,194	6,339

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	143	142	134	134	141	282	275

COAL - HARD COKING
Rio Tinto Coal Australia (b) ('000 tonnes)
Hail Creek Coal	92%	–	204	608	831	1,325	–	2,156
Kestrel Coal	80%	459	332	342	369	776	825	1,145

Rio Tinto total hard coking coal production		459	535	950	1,200	2,101	825	3,301

COAL - OTHER *
Australian coal operations ('000 tonnes)
Coal & Allied Industries
Bengalla	30%	538	340	608	325	462	931	787
Hunter Valley Operations	76%	2,226	2,198	2,272	1,988	2,625	4,621	4,613
Mount Thorley Operations	61%	419	475	491	407	576	944	983
Warkworth	42%	555	563	616	612	774	1,290	1,386
Rio Tinto Coal Australia (b)
Blair Athol Coal	71%	1,857	2,599	2,197	2,180	2,206	4,094	4,386
Kestrel Coal	80%	320	263	292	98	167	604	265
Tarong Coal	100%	1,738	1,635	1,713	1,678	1,787	3,189	3,464

Total Australian other coal		7,653	8,073	8,189	7,287	8,597	15,673	15,885

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (c)	0%	2,338	1,711	191	–	–	4,426	–

US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	6,648	7,130	6,795	5,919	6,628	12,881	12,547
Colowyo	(d)	1,194	1,093	1,138	1,467	1,415	2,304	2,882
Cordero Rojo	100%	8,535	7,448	8,501	8,589	8,263	16,722	16,852
Decker	50%	730	1,068	1,203	514	1,062	1,409	1,576
Jacobs Ranch	100%	7,544	8,767	8,706	8,649	8,705	14,945	17,354
Spring Creek	100%	2,293	1,887	2,074	2,265	2,789	4,108	5,054

Total US coal		26,944	27,391	28,417	27,403	28,861	52,368	56,264

Rio Tinto total other coal production		36,935	37,175	36,797	34,690	37,459	72,467	72,149

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See footnotes on page 12.

Second Quarter 2004 Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER
Mine production ('000 tonnes)
Alumbrera (e)	0%	–	–	–	–	–	8.7	–
Bingham Canyon	100%	67.8	77.6	71.6	62.5	64.0	132.6	126.5
Escondida	30%	79.8	73.4	70.1	83.8	99.1	154.3	182.9
Grasberg - FCX (f)	0%	28.0	21.5	7.7	5.5	–	55.3	5.5
Grasberg - Joint Venture (f)	40%	34.5	28.9	11.5	5.5	9.3	68.3	14.8
Neves Corvo (g)	0%	9.9	7.5	9.6	11.6	11.4	20.8	23.0
Northparkes	80%	5.4	5.4	5.2	5.8	4.7	11.1	10.6
Palabora	49%	6.1	7.0	7.1	5.2	4.9	11.6	10.2

Rio Tinto total mine production		231.6	221.4	182.9	180.0	193.4	462.8	373.4

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	10.3	9.2	8.6	7.0	–	20.3	7.0
Escondida	30%	11.0	11.2	11.4	11.3	11.4	21.7	22.7
Kennecott Utah Copper	100%	38.5	64.8	59.9	60.3	61.7	105.9	122.0
Palabora	49%	9.4	8.5	10.3	8.8	8.5	17.3	17.3

Rio Tinto total refined production		69.2	93.7	90.2	87.4	81.6	165.2	169.0

DIAMONDS
Production ('000 carats)
Argyle	100%	6,004	9,690	8,307	3,612	2,669	12,913	6,282
Diavik	60%	512	880	661	922	1,364	759	2,286
Merlin	100%	44	18	–	–	–	44	–

Rio Tinto total diamond production		6,560	10,588	8,968	4,534	4,033	13,716	8,568

GOLD
Mine production ('000 ounces)
Alumbrera (e)	0%	–	–	–	–	–	31	–
Barneys Canyon	100%	10	10	6	7	4	19	11
Bingham Canyon	100%	67	79	92	69	59	134	128
Cortez/Pipeline	40%	102	100	106	113	115	229	228
Escondida	30%	13	16	16	18	16	24	34
Grasberg - FCX (f)	0%	132	107	26	14	–	221	14
Grasberg - Joint Venture (f)	40%	241	223	96	6	19	404	25
Greens Creek	70%	19	17	17	16	16	35	32
Kelian	90%	112	71	74	69	73	277	141
Lihir (h)	14%	21	21	25	16	E 22	42	E 38
Morro do Ouro	51%	27	24	26	25	23	52	48
Northparkes	80%	7	9	15	17	15	15	32
Peak (e)	0%	–	–	–	–	–	20	–
Rawhide	51%	9	9	8	7	7	16	14
Rio Tinto Zimbabwe (i)	56%	4	3	3	3	3	7	6
Others	–	2	2	2	2	2	3	4

Rio Tinto total mine production		765	691	511	381	374	1,530	755

Refined production ('000 ounces)
Kennecott Utah Copper	100%	65	66	81	81	77	161	158

IRON ORE
Production ('000 tonnes)
Channar	60%	1,465	1,628	1,417	1,404	1,516	3,164	2,920
Corumbá	100%	282	292	279	268	306	503	574
Eastern Range	(j)	–	–	–	3	645	–	648
Hamersley	100%	15,900	16,079	17,462	14,407	16,273	29,516	30,680
Iron Ore Company of Canada (k)	59%	2,126	2,220	2,191	1,969	2,199	3,941	4,169
Robe River	53%	5,851	5,607	6,649	5,447	7,110	11,666	12,557

Rio Tinto total mine production		25,623	25,826	27,997	23,499	28,048	48,790	51,547

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 12. E = Estimated number.

Second Quarter 2004 Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	4.0	4.0	4.1	3.3	3.9	7.8	7.2
Zinkgruvan (l)	0%	7.5	8.0	10.1	7.0	4.2	13.7	11.2

Rio Tinto total mine production		11.5	12.0	14.2	10.3	8.1	21.4	18.4

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.1	1.2	1.1	1.6	0.9	2.3	2.5

NICKEL
Nickel in matte (tonnes)
Fortaleza (m)	0%	523	1,284	1,524	–	–	3,142	–
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (i)	56%	830	1,029	1,011	971	648	1,434	1,619

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,124	1,420	1,120	1,133	1,257	2,094	2,390

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	808	873	1,105	730	785	1,570	1,515
Escondida	30%	360	375	368	411	482	675	893
Grasberg - FCX (f)	0%	255	207	46	79	–	491	79
Grasberg - Joint Venture (f)	40%	229	320	466	13	53	340	66
Greens Creek	70%	1,968	2,472	2,035	1,761	1,584	3,718	3,344
Zinkgruvan (l)	0%	447	460	571	426	225	810	651
Others	–	343	275	366	346	336	765	682

Rio Tinto total mine production		4,410	4,983	4,959	3,766	3,465	8,370	7,230

Refined production ('000 ounces)
Kennecott Utah Copper	100%	644	691	653	778	768	1,619	1,546

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	328	350	321	356	361	686	717

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	23	16	60	21	38	23	59

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	319	291	293	287	291	608	577

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	1,019	775	858	809	751	1,878	1,560
Rössing	69%	465	620	548	622	607	479	1,228

Rio Tinto total uranium production		1,484	1,395	1,406	1,431	1,357	2,357	2,788

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	13.4	11.7	11.3	10.7	11.0	25.5	21.7
Zinkgruvan (l)	0%	15.6	15.1	19.1	19.2	10.5	30.3	29.7

Rio Tinto total mine production		29.0	26.8	30.4	29.9	21.5	55.8	51.4

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 12.

Second Quarter 2004 Operations Review	Page 10

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RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

(b)	Rio Tinto Coal Australia was previously known as Pacific Coal.

(c)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

(d)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(e)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.

(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(h)	Following a placement of shares on 13 November 2003, and a subsequent allotment of shares under a Share Purchase Plan on 23 January 2004, Rio Tinto's interest in Lihir changed from 16.3% to 14.4%. Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the second quarter of 2004. The actual second quarter production, which may be different from the figure in this report, will be announced by Lihir Gold Ltd on 28 July 2004. The estimate in this report is based on one quarter of the indicative full year 2004 production of 600,000 oz previously disclosed in the Managing Director's report to the Lihir Gold Ltd AGM (27 April 2004).

(i)	As a result of the restructure completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(j)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which started production in late March 2004, as under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(k)	Rio Tinto owns 19% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(l)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

(m)	Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 June 2004.

Second Quarter 2004 Operations Review	Page 11

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RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	1H 2003	1H 2004

ALUMINIUM
Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,057	2,895	3,045	2,887	3,273	5,958	6,160
Metal grade bauxite shipments ('000 tonnes)		2,768	2,709	3,160	2,981	2,861	5,546	5,842
Calcined bauxite production ('000 tonnes)		49	42	29	44	36	90	80
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		3,077	2,970	3,648	2,826	2,518	5,442	5,344
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		243	267	263	258	256	491	515
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		928	906	980	954	966	1,844	1,920
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.9	35.9	37.2	35.9	35.6	71.7	71.5
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		41.8	42.3	41.9	41.8	40.8	82.5	82.6
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		129.0	128.5	133.8	134.7	134.3	258.7	269.0
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		78.2	85.0	87.9	87.1	86.0	161.5	173.0

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		210.6	205.1	213.1	203.5	218.5	401.8	422.0

(a) Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

BORATES
Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes)		143	142	134	134	141	282	275

(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COAL

Coal & Allied Industries Limited
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,776	1,122	2,008	1,075	1,525	3,074	2,600
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,136	2,028	2,620	2,255	2,738	4,499	4,993
Semi-soft coking coal production ('000 tonnes)		805	875	381	371	729	1,605	1,100
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		361	416	433	535	725	871	1,260
Semi-soft coking coal production ('000 tonnes)		330	369	377	137	226	686	362
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,152	1,212	1,371	1,256	1,422	2,786	2,678
Semi-soft coking coal production ('000 tonnes)		168	127	93	198	419	280	617

Total coal production ('000 tonnes)		6,728	6,147	7,284	5,826	7,784	13,801	13,610

Total coal sales ('000 tonnes) (a)		6,633	6,802	7,278	6,424	7,486	13,807	13,911

Coal & Allied Industries share

Share of coal production ('000 tonnes)		4,937	4,723	5,266	4,401	5,861	10,283	10,262

Share of coal sales ('000 tonnes) (a)		4,987	5,178	5,456	4,776	5,669	10,450	10,444

(a) Sales relate only to coal mined by the operations and exclude traded coal.

Kaltim Prima Coal (a)

Indonesia	0.0%
Thermal coal:
Production ('000 tonnes)		4,675	3,422	381	–	–	8,852	–
Shipments ('000 tonnes)		3,937	4,042	309	–	–	8,459	–

(a) Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,648	7,130	6,795	5,919	6,628	12,881	12,547
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,194	1,093	1,138	1,467	1,415	2,304	2,882
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,535	7,448	8,501	8,589	8,263	16,722	16,852
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,460	2,135	2,406	1,028	2,123	2,817	3,151
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,544	8,767	8,706	8,649	8,705	14,945	17,354
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,293	1,887	2,074	2,265	2,789	4,108	5,054

Total coal production ('000 tonnes)		27,674	28,459	29,620	27,917	29,923	53,777	57,839

Total coal sales ('000 tonnes)		27,674	28,459	29,620	27,917	29,923	53,777	57,839

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COAL (continued)

Rio Tinto Coal Australia (a)
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		2,607	3,649	3,084	3,060	3,097	5,747	6,157
Sales ('000 tonnes)		2,689	3,179	3,473	2,867	3,218	5,925	6,085
Hail Creek Coal mine	92.0%
Queensland, Australia
Coking coal:
Production ('000 tonnes)		–	221	661	903	1,441	–	2,344
Sales ('000 tonnes)		–	114	622	890	1,069	–	1,959
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		400	328	365	122	209	756	331
Sales ('000 tonnes)		163	145	177	–	–	567	–
Coking coal:
Production ('000 tonnes)		574	415	427	462	970	1,032	1,431
Sales ('000 tonnes)		274	331	357	409	536	395	945
Semi-hard coking coal: (b)
Sales ('000 tonnes)		475	353	461	225	258	925	484
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		1,738	1,635	1,713	1,678	1,787	3,189	3,464
Sales ('000 tonnes)		1,614	1,623	1,749	1,744	1,781	3,249	3,526

Total coal production ('000 tonnes)		5,319	6,248	6,250	6,225	7,503	10,723	13,728

Total coal sales ('000 tonnes)		5,215	5,746	6,839	6,135	6,863	11,061	12,999

Rio Tinto Coal Australia share

Share of coal production ('000 tonnes)		4,374	5,033	5,152	5,156	6,261	8,713	11,417

Share of coal sales ('000 tonnes)		4,259	4,656	5,591	5,113	5,693	8,979	10,806

(a) Rio Tinto Coal Australia was previously known as Pacific Coal.
(b) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

COPPER & GOLD

Alumbrera (a)	0.0%
Argentina
Ore treated ('000 tonnes)		–	–	–	–	–	7,053	–
Average ore grades:
Copper (%)		–	–	–	–	–	0.54	–
Gold (g/t)		–	–	–	–	–	0.69	–

Concentrates produced ('000 tonnes)		–	–	–	–	–	130.9	–

Copper in concentrates:		–
Production ('000 tonnes)		–	–	–	–	–	34.9	–
Sales ('000 tonnes)		–	–	–	–	–	37.0	–

Production of gold in concentrates ('000 ounces)		–	–	–	–	–	108	–
Production of gold in doré ('000 ounces)		–	–	–	–	–	16	–
Total gold sales ('000 ounces)		–	–	–	–	–	132	–

(a) Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER & GOLD (continued)

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		16,416	18,888	18,299	19,619	21,197	33,160	40,816
Average copper grade (%)		1.62	1.33	1.31	1.48	1.61	1.55	1.55
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		230.9	208.2	197.1	239.6	284.2	441.7	523.8
Contained gold ('000 ounces)		43	52	52	58	55	80	113
Contained silver ('000 ounces)		1,200	1,251	1,227	1,370	1,606	2,250	2,976

Oxide ore treated ('000 tonnes)		3,188	3,569	3,537	3,179	4,186	6,596	7,365
Average copper grade (%)		1.11	1.02	1.03	1.25	1.10	1.10	1.16
Contained copper in leachate/mined material ('000 tonnes)		35	37	37	40	46	73	86

Refined production:
Oxide plant production ('000 tonnes)		36.8	37.3	38.0	37.7	37.9	72.3	75.6

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0%	(40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		20,141	19,453	13,071	13,817	14,946	41,579	28,763
Average mill head grades:
Copper (%)		1.24	1.08	0.77	0.50	0.82	1.19	0.67
Gold (g/t)		1.95	1.79	1.00	0.41	0.95	1.59	0.69
Silver (g/t)		4.18	3.90	4.26	3.09	4.01	4.02	3.57
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		223.1	189.3	86.9	55.9	107.7	439.6	163.5
Gold in concentrates ('000 ounces)		1,126	1,007	369	135	395	1,886	531
Silver in concentrates ('000 ounces)		1,944	1,857	981	740	1,143	3,636	1,882

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		212.1	184.7	85.5	53.0	101.7	422.8	154.6
Gold in concentrates ('000 ounces)		1,080	980	369	130	370	1,823	500
Silver in concentrates ('000 ounces)		1,485	1,431	763	563	862	2,800	1,425

(a) See note (f) on page 11 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		244.6	253.0	224.7	187.1	–	486.7	187.1
Copper anodes produced ('000 tonnes) (c)		74.3	78.6	65.0	57.5	–	146.7	57.5
Copper cathodes produced ('000 tonnes)		62.5	61.4	62.0	58.4	–	123.7	58.4
Copper cathode sales ('000 tonnes) (d)		63.6	57.7	63.8	50.8	–	126.5	50.8

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		1,833	1,995	2,180	2,119	2,134	3,677	4,253
Average ore grades:
Gold (g/t)		2.53	1.76	1.66	1.57	1.84	3.12	1.71
Silver (g/t)		5.11	4.39	4.40	3.94	4.12	5.47	4.03
Production:
Gold ('000 ounces)		124	79	82	76	81	308	157
Silver ('000 ounces)		96	66	73	64	52	208	117
Sales:
Gold ('000 ounces)		147	93	47	113	70	297	183
Silver ('000 ounces)		–	145	–	148	–	154	148

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		791	865	878	781	760	1,709	1,541
Leached ('000 tonnes)		3,261	5,507	6,161	9,246	7,110	5,799	16,357
Sold for roasting ('000 tonnes)		151	111	62	96	111	291	207
Average ore grade: gold
Milled (g/t)		5.83	5.55	5.61	6.14	6.43	7.49	6.28
Leached (g/t)		1.06	0.85	0.78	0.77	0.73	1.07	0.75
Sold for roasting (g/t)		6.63	5.87	5.86	5.90	6.21	7.21	6.07
Gold produced ('000 ounces)		254	249	264	283	288	572	571

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		176	185	177	182	177	347	359
Average ore grades:
Gold (g/t)		6.97	6.20	6.19	5.86	6.21	6.64	6.03
Silver (g/t)		655	764	671	572	560	630	566
Zinc (%)		13.4	11.1	11.8	10.7	11.9	13.2	11.3
Lead (%)		4.7	4.3	4.7	3.9	4.6	4.7	4.2
Metals produced in concentrates:
Gold ('000 ounces)		27	25	24	23	23	50	45
Silver ('000 ounces)		2,801	3,518	2,897	2,506	2,254	5,292	4,759
Zinc ('000 tonnes)		19.0	16.6	16.1	15.3	15.6	36.3	30.9
Lead ('000 tonnes)		5.7	5.6	5.9	4.6	5.6	11.1	10.2

Rawhide mine (a)	51.0%
Nevada, US
Ore treated ('000 tonnes)		384	–	–	–	–	1,614	–
Average ore grades:
Gold (g/t)		0.51	–	–	–	–	0.51	–
Silver (g/t)		9.1	–	–	–	–	9.4	–
Metals produced in doré:
Gold ('000 ounces)		17	17	15	13	13	32	27
Silver ('000 ounces)		158	131	114	108	122	285	230

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		10	10	6	7	4	19	11

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,284	11,904	11,988	10,497	11,054	22,213	21,551
Average ore grade:
Copper (%)		0.67	0.72	0.64	0.64	0.62	0.67	0.63
Gold (g/t)		0.25	0.31	0.31	0.28	0.23	0.27	0.25
Silver (g/t)		2.67	2.88	3.53	2.74	2.81	2.82	2.78
Molybdenum (%)		0.020	0.028	0.038	0.027	0.019	0.021	0.023
Copper concentrates produced ('000 tonnes)		287	298	280	262	277	569	539
Average concentrate grade (% Cu)		23.6	25.9	25.5	23.9	23.1	23.3	23.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		67.8	77.6	71.6	62.5	64.0	132.6	126.5
Gold ('000 ounces)		67	79	92	69	59	134	128
Silver ('000 ounces)		808	873	1,105	730	785	1,570	1,515
Molybdenum concentrates produced ('000 tonnes):		2.3	2.1	2.2	3.0	1.8	4.5	4.8
Molybdenum in concentrates ('000 tonnes)		1.1	1.2	1.1	1.6	0.9	2.3	2.5
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		261	282	286	279	301	492	580
Copper anodes produced ('000 tonnes) (c)		53.2	69.9	66.3	54.4	64.3	106.9	118.7
Production of refined metal:
Copper ('000 tonnes)		38.5	64.8	59.9	60.3	61.7	105.9	122.0
Gold ('000 ounces) (d)		65	66	81	81	77	161	158
Silver ('000 ounces) (d)		644	691	653	778	768	1,619	1,546

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,315	1,284	1,263	1,275	1,157	2,621	2,432
Average ore grades:
Copper (%)		0.62	0.70	0.71	0.78	0.71	0.64	0.75
Gold (g/t)		0.32	0.45	0.70	0.73	0.68	0.32	0.71

Copper concentrates produced ('000 tonnes)		18.7	18.3	17.9	19.3	16.6	38.9	35.8

Contained copper in concentrates:
Saleable production ('000 tonnes)		6.8	6.7	6.5	7.3	5.9	13.9	13.2
Sales ('000 tonnes) (a)		3.8	4.5	6.2	2.8	7.2	11.8	10.0

Contained gold in concentrates:
Saleable production ('000 ounces)		9.0	11.4	18.7	21.0	18.7	18.5	39.7
Sales ('000 ounces) (a)		6.0	6.4	12.4	8.7	21.7	19.4	30.4

(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,726	3,398	2,838	2,101	1,897	5,179	3,998
Average ore grade: copper (%)		0.60	0.53	0.63	0.76	0.74	0.60	0.75
Copper concentrates produced ('000 tonnes)		38.2	43.5	46.3	35.9	35.4	73.5	71.3
Average concentrate grade: copper (%)		32.7	32.9	31.3	29.7	28.3	32.1	29.0
Copper in concentrates ('000 tonnes)		12.5	14.3	14.5	10.7	10.0	23.6	20.7
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		73.7	64.0	72.5	59.4	68.0	131.2	127.4
New copper anodes produced ('000 tonnes)		20.1	19.4	21.3	15.8	19.7	35.9	35.5
Refined new copper produced ('000 tonnes)		19.2	17.4	20.9	17.9	17.2	35.1	35.1
By-products:
Magnetite concentrate ('000 tonnes)		51	53	68	105	160	95	265
Refined nickel sulphate (tonnes)		27	26	38	53	37	88	90
Vermiculite plant
Vermiculite produced ('000 tonnes)		53.9	32.5	35.6	38.4	51.5	105.1	89.9

Peak Gold Mine (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		–	–	–	–	–	144	–
Average ore grades:
Gold (g/t)		–	–	–	–	–	5.23	–
Silver (g/t)		–	–	–	–	–	3.16	–
Copper (%)		–	–	–	–	–	0.13	–
Lead (%)		–	–	–	–	–	0.11	–
Zinc (%)		–	–	–	–	–	0.00	–

Bullion produced ('000 ounces)		–	–	–	–	–	23	–
Containing:		–	–	–	–
Gold ('000 ounces)		–	–	–	–	–	20	–
Silver ('000 ounces)		–	–	–	–	–	3	–
Gold recovered in concentrates ('000 ounces)		–	–	–	–	–	–	–

Total gold production ('000 ounces)		–	–	–	–	–	20	–

Bullion sales (fine gold) ('000 ounces)		–	–	–	–	–	20	–

(a) Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada
Morro do Ouro mine	51.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,586	4,655	4,640	4,499	4,271	9,116	8,770
Average ore grade: gold (g/t)		0.46	0.45	0.43	0.45	0.46	0.45	0.45
Refined gold produced ('000 ounces)		53	48	51	50	45	102	95

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 18

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

COPPER & GOLD (continued)

Rio Tinto Zimbabwe (a)
Patchway mine (b)	0.0%
Zimbabwe
Ore treated ('000 tonnes)		19	–	–	–	–	38	–
Average ore grade: gold (g/t)		2.10	–	–	–	–	2.13	–
Total gold produced ('000 ounces)		1	–	–	–	–	2	–
Renco mine	56.0%
Zimbabwe
Ore treated ('000 tonnes)		60	64	61	61	85	109	146
Average ore grade: gold (g/t)		3.55	3.48	3.56	3.13	3.43	3.66	3.30
Total gold produced ('000 ounces)		6	6	6	5	6	11	11
Total Rio Tinto Zimbabwe

Total gold produced ('000 ounces)		7	6	6	5	6	13	11

(a) As a result of the restructure completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(b) Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		474	354	447	448	430	899	878
of which, treated to extract tin ('000 tonnes)		8	4	10	5	8	8	13
Average ore grades:
Copper (%)		5.07	5.13	5.15	6.02	6.07	5.51	6.04
Tin (%)		1.74	2.26	2.46	2.15	1.80	1.74	1.93
Copper production:
Copper concentrates produced ('000 tonnes)		85.5	66.2	84.0	100.1	98.3	179.4	198.3
Copper concentrate grade: copper (%)		23.5	23.2	23.4	23.7	23.6	23.7	23.7
Copper in concentrates produced ('000 tonnes)		20.1	15.4	19.6	23.7	23.2	42.5	46.9
Tin production:
Tin concentrates produced ('000 tonnes)		0.1	0.1	0.2	0.1	0.1	0.1	0.2
Tin concentrate grade: tin (%)		54.1	60.7	64.3	63.9	67.1	54.1	65.9
Tin in concentrates produced ('000 tonnes)		0.0	0.0	0.1	0.0	0.1	0.0	0.1

(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,305	2,601	2,372	2,066	2,424	4,814	4,490
AK1 Diamonds produced ('000 carats)		6,004	9,690	8,307	3,612	2,669	12,913	6,282

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		304	388	300	394	541	506	935
Diamonds recovered ('000 carats)		854	1,466	1,101	1,537	2,273	1,265	3,810

Merlin (a)	100.0%
Northern Territory, Australia
Ore processed ('000 tonnes)		33	–	–	–	–	237	–
Diamonds recovered ('000 carats)		44	18	–	–	–	44	–
(a) Ore mining and processing ceased during the second quarter of 2003.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 19

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RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2003	2003	2003	2004	2004	2003	2004

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,	100.0%
Marandoo, Yandicoogina and Brockman		15,900	16,079	17,462	14,407	16,273	29,516	30,680
Channar	60.0%	2,442	2,713	2,361	2,341	2,526	5,274	4,867
Eastern Range (a)	54.0%	–	–	–	3	645	–	648

Total production ('000 tonnes)		18,341	18,792	19,823	16,751	19,443	34,789	36,194

Total sales ('000 tonnes) (b)		17,948	18,636	19,987	17,664	18,112	35,710	35,776

(a) The Eastern Range mine started production in late March 2004.
(b) Sales represent iron ore exported from Western Australian ports (previously reported as Total shipments).

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		712	958	706	462	608	984	1,070
Pellets ('000 tonnes)		2,908	2,823	3,026	2,892	3,137	5,728	6,029
Sales:
Concentrate ('000 tonnes)		570	664	1,093	431	537	860	968
Pellets ('000 tonnes)		3,761	2,820	3,767	2,072	3,408	5,724	5,480

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		282	292	279	268	306	503	574

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		8,361	7,583	8,035	6,281	8,437	16,416	14,717
Sales ('000 tonnes)		8,137	8,413	7,470	7,325	7,014	15,191	14,340
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		2,678	2,996	4,510	3,997	4,978	5,595	8,974
Sales ('000 tonnes)		2,943	2,585	4,350	4,742	3,937	5,851	8,678

NICKEL

Rio Tinto Brasil
Fortaleza mine	0.0%
Brazil
Production (tonnes)		523	1,284	1,524	–	–	3,142	–

(a) Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	56.0%
Zimbabwe
Production (tonnes)		1,481	1,836	1,804	1,733	1,156	2,559	2,889

(a) As a result of the restructure completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,731	2,186	1,725	1,745	1,936	3,224	3,681

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 20

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RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	1H 2003	1H 2004

TALC
The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		329	350	321	356	361	687	717

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		319	291	293	287	291	608	577

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,490	1,133	1,255	1,183	1,098	2,746	2,281

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		678	904	799	907	885	698	1,791

ZINC
Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		189	191	227	196	139	356	335
Average ore grades:
Zinc (%)		9.1	8.8	9.3	10.6	8.1	9.3	9.6
Lead (%)		4.4	4.8	5.3	4.2	3.6	4.4	3.9
Silver (g/t)		101	102	105	95	77	101	86
Production of zinc concentrate ('000 tonnes)		28.2	27.5	35.0	34.8	18.7	54.5	53.5
Production of lead concentrate ('000 tonnes)		11.0	11.3	14.4	9.9	5.9	20.1	15.8

Production of metal in concentrates:
Zinc ('000 tonnes)		15.6	15.1	19.1	19.2	10.5	30.3	29.7
Lead ('000 tonnes)		7.5	8.0	10.1	7.0	4.2	13.7	11.2
Silver ('000 ounces)		447	460	571	426	225	810	651

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 30 June 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2004 Operations Review	Page 21

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		Page

Gold (continued)

Morro do Ouro	Brazil	18
Northparkes	Australia	17
Peak	Australia	18
Rio Tinto Zimbabwe:		19
-Patchway	Zimbabwe	19
-Renco	Zimbabwe	19

Iron Ore

Corumbá	Brazil	20
Hamersley:	Australia	20
-Brockman	Australia	20
-Channar	Australia	20
-Eastern Range	Australia	20
-Marandoo	Australia	20
-Mt Tom Price	Australia	20
-Paraburdoo	Australia	20
-Yandicoogina	Australia	20
Iron Ore Company of Canada	Canada	20
Robe River	Australia	20

Lead/Zinc

Kennecott Minerals:	US	16
-Greens Creek	US	16
Zinkgruvan	Sweden	21

Molybdenum

Bingham Canyon	US	17

Nickel

Empress refinery	Zimbabwe	20
Fortaleza	Brazil	20

Salt

Dampier Salt	Australia	20

Silver

Bingham Canyon	US	17
Escondida	Chile	15
Grasberg	Indonesia	15
Greens Creek	US	16
Zinkgruvan	Sweden	21

Talc

Luzenac	Australia/Europe/
	US/Canada	21

Tin

Neves Corvo	Portugal	19

Titanium dioxide feedstock

QIT mine and smelter	Canada	21
Richards Bay Minerals mine and
smelter	South Africa	21

Uranium

Energy Resources of Australia	Australia	21
-Ranger	Australia	21
Rössing	Namibia	21

Second Quarter 2004 Operations Review	Page 22